DELTA PETROLEUM CORPORATION


February 26, 2008


Mr. Ron Winfrey, Petroleum Engineer
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

     Re:  Response to Telephone Conversation of February 22, 2008


Dear Mr. Winfrey:

Thank you for commenting so quickly on Delta's responses. We understand your concern regarding initial reserves forecasting in new prospective areas, particularly those designated as resource plays.

Going forward in all new prospective areas, Delta Petroleum will endeavor to employ appropriate caution in its estimations of proved undeveloped locations such that future performance-based revisions to early-lived wells should be more likely positive than negative.

We have attempted to provide you with everything requested. Should you find that we have omitted information you need or should you have additional questions or comments, please feel free to contact me at 303-293-9133.


Regards,



/s/ Kent B. Lina
Kent B. Lina,
Sr. Vice President - Corporate Engineering


cc:  Ronald R. Levine, II, Partner - Davis Graham & Stubbs LLP
     (Outside Legal Counsel)
     Greg Raih, Partner - KPMG, LLP (Independent Audit Firm)
     Allen Barron, Principal - RE Davis (Independent Reserve Engineers)